UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

March, 2003

OFFSHORE SYSTEMS INTERNATIONAL LTD.

(Translation of registrant's name into English)

107-930 West 1st Street.
North Vancouver, BC V7P 3N4, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

OFFSHORE SYSTEMS INTERNATIONAL LTD.

INFORMATION CIRCULAR

THIS INFORMATION CIRCULAR CONTAINS INFORMATION AS AT FEBRUARY 28, 2003

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Offshore Systems International Ltd. (the "Company") for use at the Annual General Meeting (the "Meeting") of the members of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof. The term "member" as defined in the Company Act R.S.B.C. 1996 c.62, as amended, means "a subscriber to the memorandum of the company, and includes every other person who agrees to become a member of the Company and whose name is entered on its register of members or a branch register of members". The term "member" shall have that meaning wherever it appears throughout this Information Circular or the accompanying Notice of Meeting. In addition, the terms "member" and "shareholder" are used interchangeably herein and in the accompanying proxy materials. It is expected that the solicitation of proxies will be primarily by mail. Proxies may also be solicited personally or by telephone, e-mail, fax or other means of telecommunication by directors, officers or employees of the Company at nominal cost. The cost of this solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying form of proxy are nominees of the Company's management. A member desiring to appoint some other person (who need not be a member) to represent him or her at the meeting may do so either by:

(a)   striking out the printed names and inserting the desired person's name in the blank space provided in the Form of Proxy; or

(b)   by completing another proper form of proxy.

A proxy, to be valid, must be dated and signed by the member or by his attorney authorized in writing or by the Intermediary. If the member is a corporation (other than an Intermediary), its name must be completed in the signature section of the proxy, the proxy must be signed by a duly authorized officer or attorney of the corporation, with either the corporate seal of the corporation affixed thereto or the title of the duly authorized officer completed, and the proxy, at the time of deposit, must be accompanied by a notarially certified true copy of a resolution of the Board of Directors of the said corporation granting such authorization.

To be effective the proxy, together with the power of attorney or other authority, if any, under which it was signed, must be deposited with the Company's registrar and transfer agent, Computershare Trust Company of Canada, Corporate Trust Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time fixed for the Meeting or any adjournment thereof.

A member who has given a proxy may revoke it by an instrument in writing delivered to the office of Computershare Trust Company of Canada, Corporate Trust Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, at any time prior to the deadline for depositing proxies as set out above.


NON-REGISTERED HOLDERS


Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 / Communications with Beneficial Owners of Securities of a Reporting Issuer, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the proxy materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the proxy materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive proxy materials will either:

(a)   Be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Computershare Trust Company of Canada as provided above; or

(b)   more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contain a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its

service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

VOTING OF PROXIES

The shares represented by a proxy will be voted for or against a resolution, as appropriate, on any poll requested by a member or proxyholder (provided the instructions are certain), or required by virtue of 5% or more of the outstanding voting shares of the Company being represented by proxies at the meeting that are to be voted against a matter.

A member or an Intermediary holding shares on behalf of a Non-Registered Holder has the right to appoint a person (who need not be a member) to attend and act on his or her behalf at the meeting other than the management nominees named in the proxy. If you desire to designate as proxyholder a person other than the nominees of management named in the enclosed form of proxy, you must either strike out their names and insert in the space provided the name of the person you desire to designate as proxyholder or complete another valid form of proxy.

If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted on any poll and where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted on any poll in accordance with the specifications so made. IF A CHOICE IS NOT SO SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE ACCOMPANYING FORM OF PROXY WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED ON THE FORM OF PROXY.

The form of proxy accompanying this Information Circular confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the meeting. As of the date of this Information Circular, management of the Company knows of no such amendment or variation or matters to come before the meeting other than those referred to in the accompanying Notice of Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors.

As of the date hereof, the Company has 26,071,129 common shares without par value, 30,262 Class "A" Preference shares Series A Convertible and 61,244 Class "B" Series 1 Convertible Preference shares issued and outstanding, for a total of 26,162,635 issued and outstanding shares entitled to vote at the Meeting.

The authorized capital of the Company consists of 300,000,000 shares divided into 100,000,000 common shares without par value, 100,000,000 Class "A" Preference shares without par value issuable in series, of which 10,000,000 shares are designated Class "A" Preference Series A Convertible shares, and 100,000,000 Class "B" Preference shares with a par value of $50 per share issuable in series, of which 10,000,000 are designated Class "B" Series 1 Convertible Preference shares. The holders of common shares, Class "A" Preference Series A Convertible shares and Class "B" Series 1 Convertible Preference shares are entitled to receive a notice of and to attend and vote at any meetings of the members of the Company.

Only members of record at the close of business on February 28, 2003 (the "Record Date") who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

Each member is entitled to one vote for each common share, Class "A" Preference Series A Convertible share or Class "B" Series 1 Convertible Preference share registered in the member's name on the list of members, which is available for inspection during normal business hours at Computershare Trust Company of Canada, 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 and at the Meeting.

To the knowledge of the directors and senior officers of the Company no person holds, directly or indirectly, shares carrying more than 10% of the voting rights attached to all classes of voting shares of the Company.

ELECTION OF DIRECTORS

Management of the Company proposes that the number of directors for the ensuing year be fixed at six Management intends to nominate the persons named in the following table for election as directors of the Company. Each director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director.

The following information concerning the proposed nominees has been furnished by each of them:

Name and Present Position in the Company	Principal Occupation for the Past Five Years	Director Since	No. of Shares Beneficially Owned, Controlled or Directed [1]
JOHN A. JACOBSON President & Chief Executive Officer Director	President and CEO of the Company Mar/98 to present: President, International Operations, Geotrain Corporation, Apr/97 to Sept/97.	Mar. 19, 1998	215,000
RAYMOND W. JOHNSTON [3] Chairman & Director	President of Chamber of Maritime Commerce Dec/99 to present; C.E.O., Canada Steamship Lines, May/02 to June/99	Nov. 14, 2000 (and from Dec. 21, 1994 to Sept. 28, 1998)	15,000
TONY PEZZOTTI [2] [4] Director	Independent Businessman and formerly Co-owner of PSL Steel Ltd.	April 26, 1990	453,733
HELMUT F. LOBMEIER [2] [3] Director	Independent Businessman and formerly Co-owner of PSL Steel Ltd.	April 26, 1990	631,951
CAPT. WALTER P. PURIO [2] [4] Director	Independent Marine Consultant 2000/Present; President, P and H Marine Associates, Inc., 1993/2000; Shipmaster – Oceans, General Dynamics, American Overseas Marine Corporation, 1985 to present.	Jan. 14, 1999	55,000
BRIAN E. WALSH [4] Director	Co-Founder and Principal of Qvan Capital 1997 to present; Money and Asset Manager of the Bass Family, Fort Worth, Texas. 1996 to 1997	Dec. 18, 2001	332,500

(1)   The approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as of the date of this Information Circular.

(2)   Member of Audit Committee.

(3)   Member of Executive Committee.

(4)   Member of Compensation Committee.

All of the above persons are ordinarily resident in Canada except Messrs. Purio and Walsh, who are residents of the United States of America. Pursuant to the *Company Act* (British Columbia), advance notice of the Meeting was published in The Vancouver Province newspaper on February 7, 2003.

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Information Circular and in accordance with applicable securities regulations:

(a)   **"CEO"** of the Company means an individual who served as Chief Executive Officer of the company or acted in a similar capacity during the most recently completed financial year;

(b)   **"Executive Officer"** of the Company for a financial year means an individual who at any time during the year was:

   (i)   the Chair of the Company, if that individual performed the functions of the office on a full-time basis;

   (ii)   a Vice-Chair of the Company, if that individual performed the functions of the office on a full-time basis;

   (iii)   the President of the Company;

   (iv)   a Vice-President of the Company in charge of a principal business unit, division or function such as sales, finance or production; or

   (v)   an officer of the Company or any of its subsidiaries or any other person who performed a policy-making function in respect of the Company,

whether or not the individual was also a director of the Company or any of it subsidiaries;

(c)   **"Named Executive Officers"** means:

   (i)   each CEO, despite the amount of compensation of that individual;

   (ii)   each of the Company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year, provided that disclosure is not required for an executive officer whose total salary and bonus does not exceed $100,000; and

   (iii)   any additional individuals for whom disclosure would have been provided under (ii) but for the fact that the individual was not serving as an executive officer of the company at the end of the most recently completed financial year-end.

Summary Compensation Table

The following sets forth compensation for the Company's Named Executive Officers for the fiscal years indicated:

| | | Annual Compensation | | | Long Term Compensation | | | |
| | | | | | Awards | | Payout | |
Name	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
John A. Jacobson President & C.E.O.	2002 2001 2000	$172,115 $160,000 $140,000	$70,000 $40,000 $20,000	Nil Nil Nil	100,000 Nil 200,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Andrew A. Carniel V.P. Business Development	2002 2001 2000	$122,115 $120,000 $102,000	$35,000 $25,000 Nil	Nil Nil Nil	50,000 50,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Kenneth H. Kirkpatrick V.P. Operations	2002 2001 2000[1]	$124,038 $70,000[1] Nil	$35,000 $15,000 Nil	Nil Nil Nil	50,000 100,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)   Mr. Kirkpatrick's employment with the Company commenced on June 4, 2001.

Long-Term Incentive Plans - Awards in Financial Year Ended November 30, 2002

The Company has no long-term incentive plans in place. A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one financial year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

Option Grants During the
Financial Year Ended November 30, 2002

The following table sets forth grants of stock options during the 2002 fiscal year to the Named Executive Officers:

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base price ($/Security)	Market Value Of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
John A. Jacobson President & C.E.O.	33,333 [1] 33,333 [2] 33,334 [3]	13%	$1.20 $1.20 $1.20	$1.20 $1.20 $1.20	Dec. 5/04 Dec. 5/05 Dec. 5/06
Andrew A. Carniel V.P. Business Development	16,666 [1] 16,667 [2] 16,667 [3]	6.5%	$1.20 $1.20 $1.20	$1.20 $1.20 $1.20	Dec. 5/04 Dec. 5/05 Dec. 5/06
Kenneth H. Kirkpatrick V.P. Operations	16,666 [1] 16,667 [2] 16,667 [3]	6.5%	$1.20 $1.20 $1.20	$1.20 $1.20 $1.20	Dec. 5/04 Dec. 5/05 Dec. 5/06

(1)   These options vested on December 5, 2002
(2)   These options vest on December 5, 2003
(3)   These options vest on December 5, 2004

Aggregated Option/SAR Exercises During the Financial Year
Ended November 30, 2002 and Financial Year-End Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-money Options/SARs at FY-End ($) Exercisable/ Unexercisable
John A. Jacobson President & C.E.O.	100,000	$24,000	433,334 exercisable 66,666 unexercisable	$36,667 exercisable $1,334 unexercisable
Andrew A. Carniel V.P. Business Development	35,250	$45,685	154,667 exercisable 33,334 unexercisable	$45,150 exercisable $667 unexercisable
Kenneth H. Kirkpatrick V.P. Operations	Nil	Nil	184,167 exercisable 33,334 unexercisable	$72,666 exercisable $667 unexercisable

Option and SAR Repricings

During the most recently completed financial year, the Company did not reprice downward any options or freestanding SARs held by any Named Executive Officer.

Defined Benefit or Actuarial Plan

The Company does not have a defined benefit plan or actuarial plan.

Employment Contracts

The following is a summary of the material terms and conditions of the employment contracts between the Company and each of the Named Executive Officers:

John A. Jacobson serves as President and Chief Executive Officer of the Company pursuant to an employment contract dated March 2, 1998, as amended. The contract is for no fixed term. The contract may be terminated by the Company at any time for cause, and at any time without cause upon payment of 12 months' base salary. Mr. Jacobson's current base salary under the contract is $180,000. He is also eligible to receive stock options as well as cash bonuses in the discretion of the Board of Directors, based on the Company's performance. In addition, commencing in the current financial year he is eligible to participate in a plan offered to all employees whereby the Company will pay a maximum of 3% of his base salary earned during the year to a designated registered retirement savings plan provided that Mr. Jacobson matches such payment. The employment contract also includes provisions in favour of the Company related to the confidentiality, proprietary rights and intellectual property, and non-competition and non-solicitation of employees and customers of the Company.

Andrew Carniel serves as Vice-President, Business Development pursuant to an employment contract dated August 18, 1998, as amended. The employment contract is for no fixed term. The contract may be terminated by the Company at any time for cause, and at any time without

cause upon notice in writing of two months plus one additional month for each year of service to a maximum of twelve months, or payment of severance equal to base salary for the notice period in lieu of notice. Mr. Carniel's current base salary under the contract is $130,000. He is also eligible to receive stock options as well as cash bonuses in the discretion of the Board of Directors, based on the Company's performance. In addition, commencing in the current financial year he is eligible to participate in a plan offered to all employees whereby the Company will pay a maximum of 3% of his base salary earned during the year to a designated registered retirement savings plan provided that Mr. Carniel matches such payment. The employment contract also includes provisions in favour of the Company related to the confidentiality, proprietary rights and intellectual property, and non-competition and non-solicitation of employees and customers of the Company.

Kenneth Kirkpatrick provides his services as Vice-President, Operations pursuant to an employment contract dated May 3, 2001, as amended. The employment contract is for no fixed term. The contract may be terminated by the Company at any time for cause, and at any time without cause upon 12 months' notice or payment of 12 months' base salary in lieu of notice. Mr. Kirkpatrick's current base salary under the contract is $130,000. He is also eligible to receive stock options as well as cash bonuses in the discretion of the Board of Directors, based on the Company's performance. In addition, commencing in the current financial year he is eligible to participate in a plan offered to all employees whereby the Company will pay a maximum of 3% of his base salary earned during the year to a designated registered retirement savings plan provided that Mr. Kirkpatrick matches such payment. The employment contract also includes provisions in favour of the Company related to the confidentiality, proprietary rights and intellectual property, and non-competition and non-solicitation of employees and customers of the Company.

Composition of the Compensation Committee

For the financial year ended November 30, 2002, the members of the Compensation Committee were Tony Pezzotti, Walter Purio and Brian Walsh, all of whom are unrelated directors.

Report on Executive Compensation

The Company's compensation program for executive officers consists principally of base salary and bonuses in pre-set amounts payable based on the Company meeting certain performance objectives set by the Board. Consistent with market practice, incentive stock options are also awarded from time to time as an effective means to align the interest of management and shareholders.

Pursuant to the Company's compensation policy, the compensation program is designed so that the annual compensation for executive officers remains reasonably competitive with the compensation offered to executive officers with comparable employment responsibilities and skills by other North American companies whose business endeavours and size are similar to those of the Company. During the early part of the 2002 fiscal year the Compensation Committee, at the request of the board, engaged the services of an independent consulting firm to assist it in conducting a review of compensation for its executive officers and directors in comparison to other companies. The Compensation Committee reported its findings to the Board. Having regard to the review and the recommendations of the independent consulting

firm, and the Compensation Committee, the Board implemented a compensation policy for executive officers with cash components consisting of base salary and bonuses in fixed amounts set early in the fiscal year and payable in the discretion of the Board based on the Company meeting or exceeding revenue and profit targets set by the board for the fiscal year. The Board determined that 50% of the bonuses would be payable upon achieving the revenue and profit targets set by the Board, with the balance to be paid in the discretion of the Board for exceptional performance. Based on the Company's performance during fiscal 2002 (wherein the Company exceeded all targets), the full amount of the bonuses were awarded and paid to the Named Executive Officers. That compensation is summarized in the Summary Compensation Table set out above.

The compensation of John A. Jacobson, the President and Chief Executive Officer, consists of the same elements as are included in the compensation of other executive officers as described above and is established by the Board in consultation with the Compensation Committee based on its opinion as to a fair and reasonable compensation package, taking into account his contribution to the Company's performance, long-term growth and corporate remuneration practices in Canada and abroad.

The Company's executive compensation programs are also designed to attract and retain highly qualified senior executives and recognize that long-term performance incentives are an integral part of aligning the interest of executive officers and the Company's shareholders. Long-term incentives are principally in the form of stock options. When determining whether and how new options are to be granted, the Compensation Committee will consider a number of factors including salary, level of responsibility and the amount and terms of the options. Stock options to executive officers are typically granted early in each fiscal year and are generally subject to vesting over a period of three years.

During fiscal 2002 the Compensation Committee also conducted a review of the Company's compensation program to employees with a view to decreasing the emphasis stock options as a component of long-term compensation and increasing the emphasis on other forms of compensation. In January of 2003, the Board of Directors, on the recommendation of the Compensation Committee, implemented a new plan for all employees, including the Named Executive Officers, whereby the Company will pay a maximum of 3% of an employee's base salary earned during the year to a designated registered retirement savings plan, provided that the employee matches such payment. The Compensation Committee proposed this plan as a new benefit for employees to encourage saving while providing an incentive package which is competitive with those offered by similar companies. Concurrently with the implementation of this new plan, the Company has informed its employees that, starting in the fiscal year 2004, the Company will be substantially reducing the number of incentive stock options granted under the Company's incentive stock option plans in order to reduce the dilutive effects on the Company's shares arising from the exercise of stock options. The Board reduced the allotment of stock options to senior management and directors for the current fiscal year by 10%.

The above report is submitted by the Compensation Committee for the financial year ended November 30, 2002:

"*Tony Pezzotti, Walter Purio and Brian Walsh*"

Performance Graph

The following graph compares the total cumulative shareholder return for $100 invested in the common shares of the Company with the TSX 300 Index of the TSX during the period December 1, 1997 through November 30, 2002.



	Nov-97	Nov-98	Nov-99	Nov-00	Nov-01	Nov-02
OSI	100.00	67.74	83.87	67.74	177.42	196.77
S&P/TSX Composite	100.00	97.41	115.46	135.42	114.02	100.88

Compensation of Directors

During the early part of the 2002 fiscal year the Compensation Committee, at the request of the board, engaged the services of an independent consulting firm to assist it in conducting a review of compensation for both its executive officers and directors in comparison to other companies. The Compensation Committee made recommendations to the Board respecting director compensation based on the report of the independent consultant. During the financial year ended November 30, 2002, each member of the Board of Directors of the Company who was not an employee of the Company was entitled to receive $1,500 for each Board meeting attended in person, and $1,000 for each Board meeting which was held by means of telephone conference call if of significant length or involving significant preparation. The two directors who are resident in the United States were paid in U. S. funds, while the other directors (all Canadian residents) were paid in Canadian funds. During the year the Board held four face to face meetings and five telephone conference call meetings. All of the directors attended or participated in all of the meetings with the exception of Captain Walter Purio who was at sea at the time that one face to face meeting and one conference call meeting were held and could not be contacted by ship to shore radio due to disruption in communications. The directors as a group were paid an aggregate of approximately CDN$62,000 for attending or participating in these meetings. In addition, the Chairman of the Board was paid an annual retainer of $12,000. No director received compensation for attending or participating in committee meetings.

Directors' and Officers' Liability Insurance

During the 2001/02 fiscal year the Company carried directors' and officers' liability insurance providing coverage of up to $5,000,000, subject to a deductible of $25,000, with respect to its directors and officers as a group. The total annual premium in respect of such insurance was approximately $16,900. During the current fiscal year, the Company carries liability insurance providing coverage of up to $5,000,000 subject to a deductible of $25,000 with respect to its directors and officers as a group. The total annual premium in respect of such insurance is approximately $44,000. In addition, the Company carries an excess directors' and officers' liability policy providing coverage of an additional $5,000,000 with no deductible at an annual premium of $31,000. The premiums respecting these policies were and are paid by the Company and charged to income.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange (the "TSX") requires a listed company to annually disclose its approach to corporate governance with specific reference to a series of guidelines for effective corporate governance (the "TSX Guidelines"). The TSX Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members.

The Company's Board of Directors and senior management consider good corporate governance to be central to the effective, efficient and prudent operation of the Company. One key element of sound corporate governance emphasized by the Company is having a Board of Directors which is relatively independent of management. To that end, five of the Company's six directors are outside directors, while only one member of management (being John Jacobson, the President and CEO), serves on the Board. The Company's approach to corporate governance is described below.

1. *The Board of Directors should explicitly assume responsibility for the stewardship of the Company and adopt a formal mandate setting out the Board's stewardship responsibilities*

● The Board of Directors has assumed responsibility for the stewardship of the Company by overseeing the management and operations of the business of the Company and supervising management, which is responsible for the day-to-day conduct of the business.

● The Board establishes the overall policies for the Company and monitors and evaluates the Company's strategic direction and retains plenary power for those functions not specifically delegated by it to management.

● The Board has a corporate governance policy setting out, among other things, the Board's responsibility for stewardship, including such matters as decisions requiring Board approval, measures for receiving shareholder feedback and the Board's expectation of management. The Board is also developing a code of business ethics which will govern the behaviour of directors, officers and employees.

Specifically the Board of Directors should assume responsibility for:

(a)	*adoption of a strategic planning process and the approval and review of a strategic plan on at least an annual basis*	● Long-term goals and strategies for the Company are developed as part of an annual strategic planning process with the Board. The strategic planning process also includes the preparation of a detailed one-year operating plan which takes into account, among other things, the opportunity and risks of the business. Through this process, led by the CEO and senior management of the Company, the Board adopts the operating plan for the coming financial year and monitors senior management's relative progress through a regular reporting and review process. The Board reviews on a quarterly basis the extent to which the Company has met the current year's operating plan. The Board has regular discussions on corporate strategies and implementation.
(b)	*the identification of the principal risks and ensuring the implementation of appropriate systems to manage these risks*	● The Board has identified the principal risks of the Company's business, which it monitors through established systems and procedures. The Audit Committee reviews and monitors risk-management systems, disaster recovery plans and financial exposure and also undertakes ongoing efforts to identify risks and appropriate safeguards.
(c)	*succession planning, including appointing, training and monitoring senior management and CEO in particular*	● The Board reviews and approves all appointments of senior officers. The Compensation Committee also has responsibility for assessing the requirements and performance, on an overall basis, of the CEO and other senior officers in order to recommend salaries and incentive awards for performance. The CEO has put in place a process whereby senior managers develop objectives, review them with the CEO and are measured against them.
(d)	*communication policies*	● The Board has implemented appropriate procedures and processes to ensure complete, timely and effective communications between the Company, its members, the public and regulatory agencies. All public financial information is reviewed and approved by the Board prior to its release.
(e)	*integrity of internal control and management information systems*	● The Board, through its Audit Committee, meets with the Company's external auditors to discuss the results of the annual audit that includes, in accordance with generally accepted auditing standards, a review of the Company's financial systems and related internal controls. The Audit Committee also reviews, annually with management, the Company's internal control and management information systems as part of financial risk assessment and reviews accounting policies in place.
2.	*A majority of the Board of Directors should be "unrelated directors"*	● The TSX Guidelines recommend that the Board of every Company be constituted with a majority of individuals who qualify as unrelated directors. An unrelated

director is a director who is: (i) not a member of management and is free from any interest and any business, family or other relationship which could reasonably be perceived to materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising solely from holdings in the Company, (ii) not currently, or has not been within the last three years, an officer, employee of or material service provider to the Company or any of its subsidiaries or affiliates; and (iii) not a director (or similarly situated individual), officer, employee or significant shareholder of an entity that has a material business relationship with the Company. The chair or a vice chair of the Board of Directors, if he or she is not a member of management, will not be considered to be a related director. A related director is a director who is not an unrelated director.

- On application of this definition, five of the Company's six directors are unrelated.

3. *Disclose whether each director is "unrelated"*

- The Board of Directors is composed of Raymond Johnston (Chair), John Jacobson, Tony Pezzotti, Helmut Lobmeier, Walter Purio and Brian Walsh.

- All of the Directors are unrelated except for John Jacobson, who is the President and Chief Executive Officer of the Company.

- Additional disclosure on board members with respect to their business experience and backgrounds, can be found in the Annual Information Form and Annual Report of the Company.

4. *Appoint a committee responsible for appointment/assessment of directors, composed solely of non-management directors, the majority of whom are unrelated directors*

- Due to the relatively small size of the Board (currently 6 in number), the Board as a whole assumes responsibility to assess and make recommendations regarding board effectiveness and to establish a process for identifying, recruiting, appointing, reappointing and providing ongoing education and development for directors.

5. *Implement a process for assessing the effectiveness of the Board, its committees and individual directors*

- The Board is in the process of developing and implementing a system for reviewing and assessing the effectiveness of its committees, individual directors and the Board itself.

6. *Provide orientation and education programs for new directors, and continuing education for all directors.*

- New directors are given extensive briefings by the Chairman of the Board, the CEO and other members of senior management with respect to the business and operations of the Company, and make an on-site visit to the Company's headquarters. New directors are also provided with a record of public and other pertinent information concerning the Company and a corporate manual. Directors are provided with summaries of developments and regulatory amendments to corporate governance policies on an ongoing basis. At the last Board meeting of each year a proposed schedule for Board meetings for the forthcoming year is presented,

and the time commitment required of the Board and committee members is reviewed to ensure that all directors and committee members are made aware of what is expected of them.

7.	*Examine the size and composition of the Board, and undertake, where appropriate, a program to establish a board comprised of members who facilitate effective decision-making*	● The Board of Directors is of the view that its size and composition are currently well suited to the circumstances of the Company and allows for the effective functioning of the Board of Directors. The Board is currently in the process of recruiting a new director who will serve on the Audit Committee and will have financial expertise.
8.	*A Board committee comprised solely of unrelated directors should review the adequacy and form of the compensation of senior management and directors, with such compensation realistically reflecting the responsibilities of such positions*	● The Compensation Committee is mandated to review, and recommend to the Board for approval, the remuneration of senior management and directors. The Compensation Committee and the Board consider responsibilities, risks, time commitment and comparative remuneration in determining compensation.
9.	*Committees should generally be composed of outside directors, with a majority of unrelated Directors*	● The Board has established three standing committees consisting of the Audit Committee, the Compensation Committee and the Executive Committee.
		● The members of the Audit Committee are Helmut Lobmeier (Chair), Tony Pezzotti and Walter Purio, all of whom are unrelated directors.
		● The members of the Compensation Committee are Tony Pezzotti (Chair), Walter Purio and Brian Walsh, all of whom are unrelated directors.
		● The members of the Executive Committee are Raymond Johnston (Chair) and Helmut Lobmeier, who are unrelated directors, and John Jacobson, who is President and CEO.
10.	*Assume responsibility for, or appoint a committee responsible for, determining the Company's approach to corporate governance issues, including the Company's response to TSX governance guidelines*	● The Board is responsible for the Company's approach to corporate governance issues, including the Company's disclosure in response to the TSX Guidelines, periodic review of Board and Committee composition and ensuring that the corporate governance system effectively supports the discharge of its obligations to the shareholders of the Company. The Board has decided not to appoint a committee to handle these responsibilities due to the relatively small size of the Board.
11.	*Define limits to management's responsibilities by developing mandates for the Board and for the CEO*	● The Board has delegated to the CEO and senior management the responsibility for day-to-day management of the business of the Company, subject to compliance with the plans approved from time to time by the Board. In addition to those matters which must by law or by the Articles of the Company be approved by the Board, the Board has specified limits to management's responsibility, and retains responsibility for significant changes in the Company's affairs such as

approval of major capital expenditures, debt and equity financing arrangements, significant acquisitions and dispositions and appointment of senior management.

- As part of its annual strategic planning process, the Board's expectations of senior management over the next financial year, and in the context of the longer-term strategic plan, are specified. The Board also reviews and approves the annual corporate performance objectives for which the CEO is responsible. The CEO, Vice-President, Operations, Vice-President Business Development and Controller generally review the Company's progress at Board meetings, normally held every quarter. The reports of senior management also cover strategic, operational, financial and marketing issues facing the Company.

12. *Establish structures and procedures to enable the Board to function independently of management*

- The Board is responsible for putting structures and processes in place to ensure the Board can function independently.

- The independence of the Board is reinforced through the separation of the positions of Chairman and Chief Executive Officer. The Chair must not be a member of management. The Chair has the responsibility to oversee the discharge by the Board of its responsibilities.

- Each of the committees has specific authority to retain external advisors, as appropriate (at the expense of the Company) upon notice to the Chair of the Board.

- Members of the Board may request at any time, through the Chairman, that a meeting or a portion thereof be restricted to outside members of the Board for the purpose of discussing matters independently of management. The Board meets annually without the participation of related directors for the purpose of receiving the report of the Compensation Committee concerning recommendations for any adjustment to compensation of senior management. The Board also excludes related directors from participation in a portion of meetings from time to time as the Board deems necessary for the proper consideration of matters involving senior management.

13. *Establish an Audit Committee composed solely of unrelated directors, all of whom should be financially literate and at least one of whom should have accounting or related financial experience*

- The Audit Committee, which is composed entirely of unrelated directors, is responsible for reviewing audit functions and the preparation of financial statements, and reviewing and recommending for approval to the Board all public disclosure information such as financial statements, quarterly reports, financial news releases, annual information forms, management discussion and analysis, and prospectuses. The Audit Committee held eight meetings during the 2001/02 financial year.

- The Board has adopted the following definition of "financial literacy": the ability to read and understand a

balance sheet, an income statement, a cash flow statement and the notes attached thereto. The Board has adopted the following definition of "accounting or related financial experience": the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles.

● The Audit Committee also ensures that management has effective internal control systems and an appropriate relationship with the external auditors and meets regularly with them without management present. The Board is in the process of recruiting a new director with accounting or related financial experience who will satisfy new Audit Committee requirements recently imposed by the U.S. Securities Exchange Commission pursuant to the Sarbanes-Oxley Act and under consideration by the TSX.

14. *The Audit Committee Charter should set out explicitly the role and oversight responsibility of the Audit Committee*

● The Audit Committee of the Board of Directors has reviewed the Company's financial statements and its internal controls and audit process since the Company acquired Offshore Systems Ltd. in 1990. The Board adopted a formal charter for the Audit Committee in 1996 which sets out its roles and responsibilities. A copy of the Audit Committee' charter is available on the Company's website at www.osl.com. The Board is currently reviewing the Audit Committee Charter in light of recent regulatory amendments respecting audit committees.

15. *Implement a system to enable an individual director to engage an external advisor, at the Company's expense in appropriate circumstances, subject to approval of an appropriate committee of the Board*

● Individual directors of the Company may engage outside advisors at any time at the Company's expense to provide advice with respect to a corporate decision or action, subject to the approval of the Executive Committee.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set forth in this or any previous Information Circular and other than transactions carried out in the normal course of business of the Company or any of its affiliates, none of the directors or senior officers of the Company, any member beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate of affiliate of any of the foregoing persons had since December 1, 2000, being the date of commencement of the Company's last completed financial year, any material interest, direct or indirect in any transactions which materially affected the Company or in any proposed transaction which has or would materially affect the Company except as set out in this Information Circular.

APPOINTMENT AND REMUNERATION OF AUDITOR

PricewaterhouseCoopers LLP has served as the Company's auditor for the past four financial years. In late 2002 and early 2003, the Audit Committee of the Company's Board of Directors conducted a review of the Company's audit requirements. As a matter of good corporate

governance, the Audit Committee solicited written proposals from the four major audit firms in Canada for consideration for appointment as the Company's auditor. The Audit Committee determined the criteria which these proposals would be evaluated against, and received submissions and oral presentations from each of the four firms. Following an assessment of the submissions, the Audit Committee unanimously agreed to recommend Ernst & Young LLP for appointment as the Company's auditor. That recommendation was unanimously endorsed by the Board of Directors.

Accordingly, management of the Company proposes to nominate Ernst & Young LLP, Chartered Accountants, of Suite 1600 – 700 West Georgia Street, Vancouver, British Columbia, V7Y 1C7, for appointment as the auditor of the Company to hold office until the next Annual General Meeting of the members at remuneration to be fixed by the directors. A copy of the Company's Notice of Change of Auditors and letters from Ernst & Young LLP and PricewaterhouseCoopers LLP were filed with Canadian securities regulatory authorities, the U.S. Securities and Exchange Commission and the TSX and are reproduced as Schedule "A" to this Information Circular.

MANAGEMENT CONTRACTS

Management services for the Company are not, to any material degree, performed by persons other than the directors and senior officers of the Company.

NORMAL COURSE ISSUER BID

On January 16, 2003, the Company commenced a normal course issuer bid for its common shares (the "Bid"). The Company launched the Bid because it is of the view that its shares are currently undervalued in the market and that a repurchase of the shares would be a sound investment and assist in having the true value of the Company's share reflected in the market. Pursuant to the Bid, the Company may purchase up to a maximum of 1,300,000 of its common shares, being approximately 5% of the issued and outstanding shares, over the course of a 12-month period ending January 15, 2004. Not more than 2% of the outstanding shares may be purchased in any 30-day period. The Company has been and will be purchasing the shares on the open market from time to time through the facilities of the TSX. All bids will be made in compliance with the rules of the TSX and applicable securities regulations. The price that the Company will pay for any shares acquired by it will be the market price of the shares at the time of acquisition. Purchases (other than by way of exempt offer) will not be made other than by means of open market transactions during the period in which the Bid is outstanding. Shares purchased have been and will be paid for with cash available from the Company's general working capital. All shares repurchased pursuant to the Bid will be cancelled. Shareholders may obtain a copy of the Company's notice to the TSX respecting the Bid, without charge, by contacting the Company.

The Board of Directors of the Company has established a committee, known as the Normal Course Issuer Bid Committee, to oversee the administration of the Bid. The committee members are Raymond Johnston, Brian Walsh and John Jacobson. The Board has delegated to the committee the following powers: (i) to oversee all trading instructions given by the President of the Company from time to time to the brokerage firm engaged to execute the trades, including the size and price of bids; (ii) to oversee the Company's reporting to the TSX and securities

regulatory authorities in connection with the Bid; (iii) to report to the Board from time to time as it deems appropriate concerning the status and merits of the Bid; and (iv) to ensure that the Bid is conducted in accordance with the parameters established by the Board.

As of February 28, 2003, the Company has purchased a total of 45,100 shares pursuant to the Bid at an aggregate purchase price of approximately $47,200.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

BOARD APPROVAL

The contents and sending of this information circular have been approved by the Board of Directors of the Company.

ON BEHALF OF THE BOARD OF DIRECTORS

Per: *"John A. Jacobson"*

JOHN A. JACOBSON
President and Chief Executive Office

OFFSHORE SYSTEMS INTERNATIONAL LTD.

NOTICE OF CHANGE OF AUDITORS

Offshore Systems International Ltd. ("Offshore") hereby gives notice, pursuant to National Policy 31, as follows:

1. The Audit Committee of the board of directors of Offshore conducted a review of Offshore's audit requirements and solicited written proposals from the four major audit firms in Canada for consideration for appointment as Offshore's auditor. Following a review of the proposals and oral submissions from those firms, the Audit Committee of the board and the board of directors determined that PricewaterhouseCoopers LLP is not to be proposed for reappointment as Offshore's auditor. On the recommendation of Offshore's board of directors and its Audit Committee, Offshore is recommending to its shareholders that Ernst & Young LLP be appointed as Offshore's auditor at the annual general meeting of shareholders to be held on April 17, 2003. This determination was made on February 12, 2003.

2. Offshore confirms that no reportable event, as that term is defined in National Policy No. 31 of the Canadian Securities Administrators, occurred in connection with the audits conducted by PricewaterhouseCoopers LLP of the two most recently completed fiscal years of Offshore ended November 30, 2002 and 2001, or any period subsequent to the most recently completed period for which an audit report was issued.

3. Offshore also confirms there was no reservation in the auditor's reports for any such period.

DATED at North Vancouver, British Columbia this 12th day of February, 2003.

OFFSHORE SYSTEMS INTERNATIONAL LTD.

Per:

JOHN A. JACOBSON
President and Chief Executive Officer

 **ERNST & YOUNG**

■ Ernst & Young LLP

Chartered Accountants
Pacific Centre
P.O. Box 10101
700 West Georgia Street
Vancouver, Canada V7Y 1C7

■ Phone: 604 891-8200
Fax: 604 643-5422

February 18, 2003

Alberta Securities Commission
4th Floor, 300 - 5th Avenue S.W.
Calgary, AB T2P 3C4

Dear Sirs/Medames:

**Re: Offshore Systems International Ltd. – National Policy 31
(Change of Auditors of a Reporting Issuer)**

We acknowledge receipt of a Notice of Change of Auditors (the "Notice") dated
February 12, 2003 delivered to us by Offshore Systems International Ltd. ("Offshore") in
respect of Offshore's determination that PricewaterhouseCoopers LLP is not to be
proposed for reappointment as auditor of Offshore and that Ernst & Young LLP has been
recommended for appointment to the office of auditor of Offshore at the next annual
general meeting of shareholders of Offshore.

Pursuant to National Policy 31, please accept this letter as confirmation by Ernst &
Young LLP that we have read the Notice and, based on our knowledge as at the time of
receipt of the Notice, we agree with each of the statements contained therein pertains to
this Firm.

Yours truly,

Ernst + Young LLP

ERNST & YOUNG LLP
Chartered Accountants

Per: *Maria Finelli*

cc: John Jacobson, Offshore International Ltd.
       John de Lucchi, PricewaterhouseCoopers LLP

 **EI** *ERNST & YOUNG*

■ Ernst & Young LLP

Chartered Accountants
Pacific Centre
P.O. Box 10101
700 West Georgia Street
Vancouver, Canada V7Y 1C7

■ Phone: 604 891-8200
Fax: 604 643-5422

February 18, 2003

Commission des valeurs mobilières du Québec
800 Square Victoria
22nd Floor
Montréal, Québec H4Z 1G3

Dear Sirs/Medames:

**Re: Offshore Systems International Ltd. – National Policy 31
(Change of Auditors of a Reporting Issuer)**

We acknowledge receipt of a Notice of Change of Auditors (the "Notice") dated February 12, 2003 delivered to us by Offshore Systems International Ltd. ("Offshore") in respect of Offshore's determination that PricewaterhouseCoopers LLP is not to be proposed for reappointment as auditor of Offshore and that Ernst & Young LLP has been recommended for appointment to the office of auditor of Offshore at the next annual general meeting of shareholders of Offshore.

Pursuant to National Policy 31, please accept this letter as confirmation by Ernst & Young LLP that we have read the Notice and, based on our knowledge as at the time of receipt of the Notice, we agree with each of the statements contained therein pertains to this Firm.

Yours truly,

**ERNST & YOUNG LLP
Chartered Accountants**

Per: _____

cc: John Jacobson, Offshore International Ltd.
       John de Lucchi, PricewaterhouseCoopers LLP

**ERNST & YOUNG**

■ Ernst & Young LLP
Chartered Accountants
Pacific Centre
P.O. Box 10101
700 West Georgia Street
Vancouver, Canada V7Y 1C7

■ Phone: 604 891-8200
Fax: 604 643-5422

February 18, 2003

Ontario Securities Commission
20 Queen Street West
Suite 1900
Toronto, ON M5H 3S8

Dear Sirs/Medames:

**Re: Offshore Systems International Ltd. – National Policy 31
(Change of Auditors of a Reporting Issuer)**

We acknowledge receipt of a Notice of Change of Auditors (the "Notice") dated February 12, 2003 delivered to us by Offshore Systems International Ltd. ("Offshore") in respect of Offshore's determination that PricewaterhouseCoopers LLP is not to be proposed for reappointment as auditor of Offshore and that Ernst & Young LLP has been recommended for appointment to the office of auditor of Offshore at the next annual general meeting of shareholders of Offshore.

Pursuant to National Policy 31, please accept this letter as confirmation by Ernst & Young LLP that we have read the Notice and, based on our knowledge as at the time of receipt of the Notice, we agree with each of the statements contained therein pertains to this Firm.

Yours truly,

Ernst + Young LLP

ERNST & YOUNG LLP
Chartered Accountants

Per: *Maria Finelli*

cc: John Jacobson, Offshore International Ltd.
        John de Lucchi, PricewaterhouseCoopers LLP

 **ERNST & YOUNG**

■ Ernst & Young LLP

Chartered Accountants
Pacific Centre
P.O. Box 10101
700 West Georgia Street
Vancouver, Canada V7Y 1C7

■ Phone: 604 891-8200
Fax: 604 643-5422

February 18, 2003

Toronto Stock Exchange
P.O. Box 450
3rd Floor, 130 King Street W.
Toronto, ON M5X 1J2

Dear Sirs/Medames:

**Re: Offshore Systems International Ltd. – National Policy 31
(Change of Auditors of a Reporting Issuer)**

We acknowledge receipt of a Notice of Change of Auditors (the "Notice") dated February 12, 2003 delivered to us by Offshore Systems International Ltd. ("Offshore") in respect of Offshore's determination that PricewaterhouseCoopers LLP is not to be proposed for reappointment as auditor of Offshore and that Ernst & Young LLP has been recommended for appointment to the office of auditor of Offshore at the next annual general meeting of shareholders of Offshore.

Pursuant to National Policy 31, please accept this letter as confirmation by Ernst & Young LLP that we have read the Notice and, based on our knowledge as at the time of receipt of the Notice, we agree with each of the statements contained therein pertains to this Firm.

Yours truly,

Ernst young LLP

ERNST & YOUNG LLP
Chartered Accountants

Per: ___*Maria Finelli*___

cc: John Jacobson, Offshore International Ltd.
        John de Lucchi, PricewaterhouseCoopers LLP

■ A member of Ernst & Young International, Ltd.

 **ERNST & YOUNG**

■ Ernst & Young LLP

Chartered Accountants
Pacific Centre
P.O. Box 10101
700 West Georgia Street
Vancouver, Canada V7Y 1C7

■ Phone: 604 891-8200
  Fax: 604 643-5422

February 18, 2003

British Columbia Securities Commission
701 West Georgia Street
Vancouver, BC V6Y 1L2

Dear Sirs/Medames:

Re: Offshore Systems International Ltd. – National Policy 31
        (Change of Auditors of a Reporting Issuer)

We acknowledge receipt of a Notice of Change of Auditors (the "Notice") dated
February 12, 2003 delivered to us by Offshore Systems International Ltd. ("Offshore") in
respect of Offshore's determination that PricewaterhouseCoopers LLP is not to be
proposed for reappointment as auditor of Offshore and that Ernst & Young LLP has been
recommended for appointment to the office of auditor of Offshore at the next annual
general meeting of shareholders of Offshore.

Pursuant to National Policy 31, please accept this letter as confirmation by Ernst &
Young LLP that we have read the Notice and, based on our knowledge as at the time of
receipt of the Notice, we agree with each of the statements contained therein pertains to
this Firm.

Yours truly,

Ernst & Young LLP

ERNST & YOUNG LLP
Chartered Accountants

Per: *Maria Tinelli*

cc: John Jacobson, Offshore International Ltd.
        John de Lucchi, PricewaterhouseCoopers LLP



February 26, 2003

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

Alberta Securities Commission
British Columbia Securities Commission
Commission des valeurs mobilières du Québec
Ontario Securities Commission
Toronto Stock Exchange

Dear Sirs/Mesdames

Offshore Systems International Ltd.

Pursuant to Paragraph 4.7 of National Policy No. 31, we hereby confirm our agreement with the information contained in the Notice sent to us by the above-noted company dated February 12, 2003. This confirmation is based on our knowledge of the information at this date.

Yours very truly,

PricewaterhouseCoopers LLP

Chartered Accountants

Celebrating 90 years in British Columbia



Offshore Systems International Ltd.

107 – 930 West 1st Street,
North Vancouver, BC, Canada V7P 3N4
Tel: (604) 986-4440 Fax: (604) 987-2555

March 7, 2003

VIA SEDAR

Alberta Securities Commission
British Columbia Securities Commission
Commission des valeurs mobilières du Québec
Ontario Securities Commission
Toronto Stock Exchange

Dear Sirs/Mesdames:

Re: Offshore Systems International Ltd. – National Policy 31
(Change of Auditors of a Reporting Issuer)

Effective February 12, 2003, Offshore Systems International Ltd. ("Offshore") determined that PricewaterhouseCoopers LLP is not to be proposed for reappointment as auditor of Offshore and that Ernst & Young LLP is to be recommended for appointment to the office of auditor of Offshore by its shareholders at the upcoming annual general meeting of shareholders of Offshore.

In accordance with National Policy Statement No. 31, please find enclosed:

(a)   Offshore's Notice of Change of Auditor;

(b)   a letter from PricewaterhouseCoopers LLP, the current auditor who is not proposed for reappointment; and

(c)   Five letters from Ernst & Young LLP, the proposed nominee for appointment as successor auditor.

On behalf of Offshore, I confirm that these documents have been reviewed by both the board of directors of Offshore and its audit committee.

Yours truly,

Offshore Systems International Ltd.

"J Jacobson"

John A. Jacobson
President and Chief Executive Officer

Enclosures

OFFSHORE SYSTEMS INTERNATIONAL LTD.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that the Annual General Meeting of the members of **Offshore Systems International Ltd.** (the "Company") will be held at The Sutton Place Hotel, 845 Burrard Street, Vancouver, British Columbia, on Thursday, April 17, 2003 at 2:00 p.m. (Pacific Time) for the following purposes:

1.   To receive the Report of the Directors;

2.   To receive the audited financial statements of the Company for the financial year ended November 30, 2002 and the auditor's report thereon;

3.   To appoint an auditor for the Company for the ensuing year and to authorize the board of directors to fix the remuneration to be paid to the auditor;

4.   To elect directors for the ensuing year; and

5.   To transact such other business as may properly come before the meeting, or any adjournment or adjournments thereof.

Accompanying this Notice are an Information Circular, form of Proxy, Supplemental Mailing List Return Card, the Company's Annual Report, which includes the Message to Shareholders, and other corporate information, the consolidated financial statements for the years ended November 30, 2002 and 2001 with the auditor's report thereon, and Management's Discussion & Analysis.   The Information Circular contains information relating to the matters to be addressed at the Annual General Meeting.

A member who is entitled to attend and vote at the Annual General Meeting, or an intermediary holding shares on behalf of an unregistered member, is entitled to appoint a proxy to attend and vote in his or her stead. Any members who do not expect to attend the Annual General Meeting in person are requested to complete, sign and date the enclosed form of proxy or other form of proxy and return same within the time and to the location in accordance with the instructions set out in the form of proxy and Information Circular accompanying this Notice.

DATED at North Vancouver, British Columbia, this 3rd day of March, 2003


ON BEHALF OF THE BOARD OF DIRECTORS


Per: *"John A. Jacobson"*

JOHN JACOBSON
President and Chief Executive Officer


Proxy


ANNUAL GENERAL MEETING OF MEMBERS OF

OFFSHORE SYSTEMS INTERNATIONAL LTD.

TO BE HELD AT THE SUTTON PLACE HOTEL

845 BURRARD STREET,

VANCOUVER, BRITISH COLUMBIA

ON THURSDAY, APRIL 17, 2003, AT 2:00 P.M.

The undersigned, being a shareholder of **Offshore Systems International Ltd.** (the "Company"), hereby appoints **John Jacobson**, President and Chief Executive Officer of the Company, or failing him, **Andrew Carniel**, the Secretary of the Company, or _____ (*please print the name*), as proxyholder for and on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the aforesaid meeting of the Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Shareholder were present at the said Meeting, or any adjournment thereof.

The undersigned Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

The Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the undersigned as specified herein.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Withhold
1. To appoint Ernst & Young LLP, Chartered Accountants, as auditor.		
	For	**Against**
2. To authorize the directors to fix the remuneration to be paid to the auditor.		
3. To fix the number of directors at six.		
	For	**Withhold**
4. To elect as Director – John A. Jacobson		
5. To elect as Director – Helmut F. Lobmeier		
6. To elect as Director – Tony Pezzotti		
7. To elect as Director – Walter P. Purio		
8. To elect as Director – Raymond W. Johnston		
9. To elect as Director – Brian E. Walsh		
	For	**Against**
10. To transact such other business as may properly come before the Meeting.		

The undersigned Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:

_____

Please Print Name:

_____

Date:

_____

THIS PROXY FORM <u>MAY NOT BE VALID UNLESS</u> IT IS <u>SIGNED AND DATED</u>.
SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") _**must be signed**_ by you, the Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and _**if executed by an attorney, officer, or other duly appointed representative**_, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. _**If this Instrument of Proxy is not dated**_ in the space provided, authority is hereby given by you, the Shareholder for the proxyholder to date this proxy on the date on which it is received by Computershare Trust Company of Canada.

4. _**A Shareholder who wishes to <u>attend</u> the Meeting and vote on the resolutions in person**_, may simply register with the scrutineers before the Meeting begins.

5. _**A Shareholder who is <u>not able to attend</u> the Meeting in person but wishes to vote on the resolutions**_, may do either of the following:

    (a)   _**appoint one of the management proxyholders**_ named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder) and simply sign, date and return the Instrument of Proxy. Where no choice is specified by a Shareholder with respect to a resolution set out on the Instrument of Proxy, a management appointee acting as proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

_or_

    (b)   _**appoint another proxyholder**_, who need not be a Shareholder of the Company, to vote according to the Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. _**The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any poll**_ of a resolution that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a registered Shareholder has submitted the Instrument of Proxy, _**the Shareholder may still attend the Meeting and may vote in person**_. To do so, the Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

**To be represented at the Meeting,** this Instrument of Proxy _**must be RECEIVED**_ at the office of <u>**COMPUTERSHARE TRUST COMPANY OF CANADA**</u> by courier, mail **or by fax no later than** forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof. **The mailing address of <u>Computershare Trust Company of Canada</u> is 9th <u>Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 and its fax number is <u>1-866-249-7775</u></u>.**

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: " John A. Jacobson"

Title: President & CEO

Date: March 14, 2003